UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Och-Ziff Capital Management Group LLC
(Name of Issuer)

          Class A Shares
(Title of Class of Securities)

             67551U05
(CUSIP Number)

Michael Gordon
Dubai International Capital LLC
Level 13, The Gate Building
Dubai International Financial Centre
P.O. Box 72888, Dubai, United Arab Emirates
             +9714 362 0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           February 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Continued on following pages
Page 1 of 16 Pages
Exhibit Index: Page 16

SCHEDULE 13D

CUSIP No.: 67551U05	Page 2 of 16 Pages

1.	Names of Reporting Persons. DIC POLAND SP. Z.O.O., ACTING THROUGH ITS LUXEMBOURG BRANCH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Poland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 67551U05	Page 3 of 16 Pages

1.	Names of Reporting Persons. DIC SAHIR LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 4 of 16 Pages

1.	Names of Reporting Persons. DUBAI INTERNATIONAL CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 5 of 16 Pages

1.	Names of Reporting Persons. DUBAI HOLDING INVESTMENTS GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 6 of 16 Pages

1.	Names of Reporting Persons. DUBAI HOLDING LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 7 of 16 Pages

1.	Names of Reporting Persons. HE MOHAMMAD ABDULLAH ALI AL GERGAWI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 67551U05	Page 8 of 16 Pages

1.	Names of Reporting Persons. AHMAD ABDULLA JUMA BIN BYAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	33,227,285
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	33,227,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,227,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person: IN

Page 9 of 16 Pages

This Amendment No. 2 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Statement”).  This Amendment No. 2 is being filed because the number of Class A Shares (as defined in Item 1 below) beneficially owned by the Reporting Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of Class A Shares outstanding.

Item 1.	Security and Issuer:

This Statement relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”).  The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

Item 2.	Identity and Background:

This Statement is filed on behalf of DIC Poland sp. z.o.o. (acting through its Luxembourg branch) (“DIC Poland”), DIC Sahir Limited (“DIC Sahir”), Dubai International Capital LLC (“DIC”), Dubai Holding Investments Group LLC (“DHIG”), Dubai Holding LLC (“Dubai Holding”), Mr Ahmad Abdulla Juma Bin Byat (“Mr Bin Byat”) and HE Mohammad Abdullah Ali Al Gergawi (“HE Gergawi” and, together with DIC Poland, DIC Sahir, DIC, DHIG, Dubai Holding and Mr Bin Byat, the “Reporting Persons”).  DIC Poland is a company organized under the laws of Poland which also has a branch established in Luxembourg.  DIC Sahir is a company organized under the laws of the Cayman Islands. Each of DIC, DHIG and Dubai Holding is a company organized under the laws of Dubai.  DIC Poland, the direct holder of the Class A Shares, is a subsidiary of DIC Sahir, which in turn is a subsidiary of DIC, which in turn is a subsidiary of DHIG, which in turn is a subsidiary of Dubai Holding.  DIC Poland and DIC Sahir are each companies established for the purposes of making investments.  DIC is a company established to focus on international investments. DHIG is a holding company for certain companies within the Dubai Holding group.  Dubai Holding is a holding company for the Dubai Holding group.  A majority of the shares of Dubai Holding are owned by His Highness Sheikh Mohammed bin Rashid Al Maktoum.  HE Gergawi is the sole manager of Dubai Holding and Mr Bin Byat is the sole manager of DHIG.  HE Gergawi and Mr Bin Byat are citizens of the United Arab Emirates.  The members of the board of directors of DIC are: Fadel Al Ali, Chairman; David Smoot, Chief Executive Officer; Aidan Birkett, Independent Director; Christopher Rowlands, Independent Director; and Abdullah Sharafi, Independent Director.

The address of the principal business and principal office for DIC, and for the directors of DIC in their capacity as such is c/o Dubai International Capital LLC,  The Gate, East Wing 13th Floor, DIFC, Sheikh Zayed Road, Dubai, United Arab Emirates, The address of the principal business and principal office for DHIG, Dubai Holding, Mr Bin Byat and HE Gergawi is c/o Dubai Holding LLC, Emirates Towers Offices, Level 49, P.O. Box 73311, Dubai, United Arab Emirates. The address of the principal business and principal office for DIC Poland is ul. Pl. Piłsudskiego 1, 00-078 Warsaw, Poland.  The address of the principal business and principal officer for DIC Sahir is c/o Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman KYI-1104, Cayman Islands.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 10 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration:

The funds for the acquisition of the Class A Shares on November 19, 2007 were provided through a credit facility between DHIG and Morgan Stanley Bank International Limited.  The proceeds of this credit facility were made available by DHIG to DIC which in turn contributed the funds to DIC Sahir.  The 2007 Facility was refinanced in 2008 and is no longer in place; the facilities established in 2008 (the “2008 Facilities”) continue to prohibit DHIG from permitting a security interest to be imposed on the Class A Shares, and do not permit a disposition of the Class A Shares unless the disposition is at fair value, the proceeds are applied to prepay indebtedness under the credit facilities, and the value of the retained interests is at least equal to the amount outstanding under such credit facilities.  As discussed in Item 4 below, the Reporting Persons are in discussions to refinance the 2008 Facilities.

The total purchase price paid by the Reporting Persons for the acquisition was approximately $1.2 billion, pursuant to the Purchase Agreement described in Item 6 herein.  On February 17, 2012, DIC Sahir transferred the Class A Shares to DIC Poland, its wholly owned subsidiary.

Item 4.	Purpose of Transaction:

The Class A Shares were acquired by the Reporting Persons for investment purposes.  Subject to any applicable legal and contractual restrictions on its ability to do so (including the provisions of the 2008 Facilities or any refinanced credit facilities described below), the Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire or dispose of securities of the Issuer.

The Reporting Persons are in refinancing discussions with the lenders under the 2008 Facilities and indicative terms have been agreed.  While the final documentation of any such refinancing is still under discussion, it may include provisions that require the Reporting Persons to sell or otherwise transfer Class A Shares from time to time.  In particular, it is currently contemplated that, at the time of the refinancing, each lender would be given the opportunity to exit the 2008 Facilities by (i) directing DHIG to procure the transfer to that lender a number of Class A Shares that is proportionate to that lender’s participation in the 2008 Facilities or (ii) directing DHIG to procure the sale of such number of shares and deliver the proceeds to that lender, in each case as consideration for that lender’s discharge of the obligations owed by DHIG to that lender under the 2008 Facilities.  Each lender that remains in the refinanced facilities would have the right, at any time, to exit the facilities by directing DHIG to procure the transfer to that lender a number of Class A Shares that is proportionate to that lender’s participation in the facilities as consideration for that lender’s discharge of the obligations owed by DHIG to that lender under the facilities.  It is currently contemplated that lenders that remain in the refinanced facilities would be given certain voluntary sale rights and mandatory sale rights. Under the voluntary sale rights, each lender would have the right to initiate a process whereby DHIG would procure the sale of a number of Class A Shares as directed by participating lenders, with the proceeds applied pro rata to pay down a portion of the outstanding debt or retire a portion of the participations of participating lenders.  Under the mandatory sale rights, DHIG would be required to effect the sale of 25% or more of the Class A Shares held by the Reporting Persons if the market value of such Class A Shares exceeds the amount outstanding under the facilities by more than a specified amount, with the proceeds applied pro rata to pay down a portion of the outstanding debt or retire a portion of the participations of the participating lenders (subject to the right of each lender to opt out depending on the expected sale price).  The foregoing represents the Reporting Persons’ current expectations as to potential terms of a refinancing as they pertain to potential future dispositions of Class A Shares; there can be no assurance that the final documentation necessary to implement any such refinancing will be agreed with the lenders or that the terms of any refinancing will be as set forth above.

Page 11 of 16 Pages

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer

(a) – (b) According to Amendment No. 12 to Schedule 13D, filed by Mr. Daniel Och (currently the Chief Executive Officer of the Issuer) with the Securities and Exchange Commission on November 19, 2012, the number of Class A Shares outstanding as of November 14, 2012 was 145,257,252.  Following the consummation of the transfer described in clause (c) below, the Reporting Persons may be deemed the beneficial owner of 33,227,285 Shares (approximately 22.9% of the total number of Class A Shares outstanding). As the direct or indirect parent companies of DIC Poland, each of DIC Sahir, DIC, DHIG and Dubai Holding may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Poland.  DIC Sahir, DIC, DHIG and Dubai Holding disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), other than their pecuniary interest therein.  Based on his relationship with DIC Poland, DIC Sahir, DIC, DHIG and Dubai Holding, each of HE Gergawi and Mr Bin Byat may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Poland; HE Gergawi and Mr Bin Byat disclaim beneficial ownership of such Class A Shares for purposes of Section 13(d) of the Act.

(c)          On February 7, 2013, DIC Poland sold 4,552,867 Class A Shares in a block trade and 358,419 Class A Shares in open market sales for an average weighted price per share of $10.0575.  The sales proceeds will be delivered to a lender under the 2008 Facilities as part of the consideration for the discharge of the obligations owed by DHIG to such lender under the 2008 Facilities.

(d)          The information set forth in Item 2 is incorporated herein by reference.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Purchase Agreement.  Pursuant to the Securities Purchase and Investment Agreement, dated as of October 29, 2007 (the “Purchase Agreement”), among the Issuer, DIC and DIC Sahir, DIC Sahir acquired the Class A Shares currently beneficially owned by the Reporting Persons.  On February 17, 2012, upon the transfer of the Class A Shares from DIC Sahir to DIC Poland, DIC Poland assumed all the obligations and obtained all the rights of DIC Sahir under the Purchase Agreement (other than under Section 8.4 thereof) and the Registration Rights Agreement (as defined below)).

Page 12 of 16 Pages

Under the Purchase Agreement, the Class A Shares were subject to transfer restrictions that lapsed in equal annual installments on each of November 19, 2009, 2010, 2011 and 2012.  As of the date of this filing, these transfer restrictions have fully lapsed and are no longer in effect.

Under the Purchase Agreement, if any of the Existing Partners (as defined in the Purchase Agreement), or a group of Existing Partners, proposes to sell at least 50% of the outstanding equity securities of the Issuer (calculated on a fully diluted basis) to a third party, those Existing Partners will have the option to require DIC Poland or any of its affiliates to sell a pro rata portion of the Class A Shares to such third party on the same terms and conditions as long as all of the Existing Partners participate in such a sale.

The Purchase Agreement is filed as an exhibit to this Statement and the preceding summary of its relevant terms is qualified in its entirety by reference thereto.

Registration Rights Agreement.  Pursuant to the Registration Rights Agreement, dated as of November 19, 2007 (the “Registration Rights Agreement”), between the Issuer and DIC Poland (as successor to DIC Sahir), in the event the Issuer proposes to register equity securities owned by the Existing Partners under the Securities Act, DIC Poland will have certain “piggyback” registration rights with respect to the Class A Shares.  The Registration Rights Agreement is filed as an exhibit to this Statement and the preceding summary of its relevant terms is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2013	DIC Poland sp. z.o.o., acting through its Luxembourg branch

By: /s/ Johannes L. de Zwart
Name: Johannes L. de Zwart
Title: Authorized Signatory

DIC Sahir Limited

By: /s/ David Smoot
Name: David Smoot
Title: Authorized Signatory

By: /s/ Michael Gordon
Name: Michael Gordon
Title: Authorized Signatory

Dubai International Capital LLC

By: /s/ David Smoot
Name: David Smoot
Title: Attorney-in-Fact

By: /s/ Michael Gordon
Name: Michael Gordon
Title: Attorney-in-Fact

Page 14 of 16 Pages

Dubai Holding Investments Group LLC

By: /s/ David Smoot
Name: David Smoot
Title: Attorney-in-Fact

By: /s/ Michael Gordon
Name: Michael Gordon
Title: Attorney-in-Fact

Dubai Holding LLC

By: /s/ David Smoot
Name: David Smoot
Title: Attorney-in-Fact

By: /s/ Michael Gordon
Name: Michael Gordon
Title: Attorney-in-Fact

Mohammad Abdullah Ali Al Gergawi

By: /s/ David Smoot
Name: David Smoot
Title: Attorney-in-Fact

By: /s/ Michael Gordon
Name: Michael Gordon
Title: Attorney-in-Fact

Page 15 of 16 Pages

Ahmad Abdulla Juma Bin Byat

By: /s/ David Smoot
Name: David Smoot
Title: Attorney-in-Fact

By: /s/ Michael Gordon
Name: Michael Gordon
Title: Attorney-in-Fact

Page 16 of 16 Pages

EXHIBIT INDEX

No.
1.
Joint Filing Agreement, dated as of December 5, 2007. (Filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 18, 2008 (File No. 005-83398) and incorporated herein by reference).

2.
Securities Purchase and Investment Agreement, dated as of October 29, 2007, among the Issuer, DIC and DIC Sahir. (Filed as Exhibit 10.16 to the Issuer’s registration statement on Form S-1 (File No. 333-144256) and incorporated herein by reference.)

3.
Loan Agreement between DHIG and Morgan Stanley Bank International Limited concluded on or about November 15, 2007.* (Filed as Exhibit 3 to the Schedule 13D filed by the Reporting Persons on June 10, 2010 (File No. 005-83398) and incorporated herein by reference.)

4.
Registration Rights Agreement, dated as of November 19, 2007, between the Issuer and DIC Sahir. (Filed as Exhibit 4 to the Schedule 13D filed by the Reporting Persons on January 18, 2008 (File No. 005-83398) and incorporated herein by reference.)

5.
Joinder to Joint Filing Agreement, dated as of June 10, 2010, executed by Mr Bin Byat. (Filed as Exhibit 5 to the Schedule 13D filed by the Reporting Persons on June 10, 2010 (File No. 005-83398) and incorporated herein by reference.)

6.	Joinder to Joint Filing Agreement, dated as of January 22, 2012, executed by DIC Poland.
7.	Powers of Attorneys executed by (a) Dubai Holding, (b) DHIG, (c) DIC, (d) Mr Bin Byat and (e) HE Gergawi.

* Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Act and Rule 24b-2 promulgated thereunder.

Exhibit 6

JOINDER TO JOINT FILING AGREEMENT

The undersigned hereby agrees to be added to and to be bound by that certain Joint Filing Agreement, dated as of December 5, 2007, among DIC Sahir Limited, Dubai International Capital LLC, Dubai Holding Investment Group LLC, Dubai Holding LLC and Mohammad Abdulla Ali Al Gergawi, executed in connection with the filing of a Schedule 13D related to the ownership of securities of Och-Ziff Capital Management Group LLC and filed with the Securities and Exchange Commission on January 18, 2008, and the filing of any amendments thereto.

IN WITNESS WHEREOF, the undersigned has duly caused this Joinder to be executed with effect as of this 22nd day of January, 2012.

DIC Poland sp. z o.o.

By:	/s/ Jamie Nelson
Name: Jamie Nelson
Title: Authorized Signatory

Exhibit 7

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint any two of David Smoot, Michael Gordon, Maissan Al Maskati and Rami Kilajian acting together, as his true and lawful attorneys, to execute and deliver in his name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under or in relation to the Securities Exchange Act of 1934 (as amended, the "Act") with respect to securities in Och-Ziff Capital Management Group LLC which may be deemed to be beneficially owned by the undersigned under the Act, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof

THIS POWER OF ATTORNEY shall not be affected by the subsequent disability or incompetence of the undersigned, and shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of Dubai Holding LLC or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly caused this Power of Attorney to be executed as of this 17th day of December, 2012.

AHMAD ABDULLA JUMA BINBYAT

By:	/s/ Ahmad Abdulla Juma Binbyat

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Dubai Holding Investment Group LLC (the "Company") does hereby make, constitute and appoint any two of David Smoot, Michael Gordon, Maissan Al Maskati and Rami Kilajian acting together, as his true and lawful attorneys, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under or in relation to the Securities Exchange Act of 1934 (as amended, the "Act") with respect to securities in Och-Ziff Capital Management Group LLC which may be deemed to be beneficially owned by the Company under the Act, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by the Company, it being understood that the documents executed by such attorney-in-fact on behalf of the Company pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-infact may approve in such attorney-in-fact's discretion, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly caused this Power of Attorney to be executed as of this 17th day of December, 2012.

DUBAI HOLDING INVESTMENT GROUP LLC

By:	/s/ Ahmad Binbyat
Name: Ahmad Binbyat
Title: General Manager

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Dubai Holding LLC (the "Company") does hereby make, constitute and appoint any two of David Smoot, Michael Gordon, Maissan Al Maskati and Rami Kilajian acting together, as his true and lawful attorneys, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under or in relation to the Securities Exchange Act of 1934 (as amended, the "Act") with respect to securities in Och-Ziff Capital Management Group LLC which may be deemed to be beneficially owned by the Company under the Act, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by the Company, it being understood that the documents executed by such attorney-in-fact on behalf of the Company pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-infact may approve in such attorney-in-fact's discretion, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly caused this Power of Attorney to be executed as of this 17th day of December, 2012.

DUBAI HOLDING LLC

By:	/s/ Mohammad Al Gergawi
Name: Mohammad Al Gergawi
Title: General Manager

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint any two of David Smoot, Michael Gordon, Maissan Al Maskati and Rami Kilajian acting together, as his true and lawful attorneys, to execute and deliver in his name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under or in relation to the Securities Exchange Act of 1934 (as amended, the "Act") with respect to securities in Och-Ziff Capital Management Group LLC which may be deemed to be beneficially owned by the undersigned under the Act, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall not be affected by the subsequent disability or incompetence of the undersigned, and shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of Dubai Holding LLC or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly caused this Power of Attorney to be executed as of this 17th day of December, 2012.

H.E. MOHAMMAD ABDULLAH ALI AL GERGAWI

By:	/s/ H. E. Mohammad Abdullah Ali Al Gergawi

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Dubai International Capital LLC (the "Company") does hereby make, constitute and appoint any two of appoint any two of David Smoot, Michael Gordon, Maissan Al Maskati and Rami Kilajian acting together, as his true and lawful attorneys, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under or in relation to the Securities Exchange Act of 1934 (as amended, the "Act") with respect to securities in Och-Ziff Capital Management Group LLC which may be deemed to be beneficially owned by the Company under the Act, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by the Company, it being understood that the documents executed by such attorney-in-fact on behalf of the Company pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly caused this Power of Attorney to be executed as of this 17th day of December, 2012.

DUBAI INTERNATIONAL CAPITAL LLC

By:	/s/ David Smoot
Name: David Smoot
Title: General Manager